August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (973) 455-4002

David M. Cote
Chief Executive Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

>   **Re: Honeywell International Inc.**
>   **Definitive 14A**
>   **Filed March 12, 2007**
>   **File No. 001-08974**

Dear Mr. Cote:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management Development and Compensation Committee, page 5

1. Your disclosure in this section is unclear as to which person or body determines the compensation of, and sets targets for, your executives. Please expand your disclosure to discuss in greater detail the compensation committee's responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.

Administration of Executive Compensation Program, page 21

2. Your disclosure under "Benchmarking; Peer Group" on page 24 suggests that you may retain multiple compensation consultants. Please revise to clarify and, for each consultant, address the nature and scope of their respective assignments, including their role in determining and recommending compensation, and any other material elements of the consultants' functions. In addition, please identify the persons or bodies that may retain consultants and summarize the extent to which your consultants interact and/or cooperate. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Elements of Executive Compensation Program, page 23

3. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, please disclose how the committee determined actual payouts of stock options and restricted units. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

4. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. Disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they

were weighted and factored into specific compensation decisions. In addition, please expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Cote. See Item 402(b)(2)(vii) of Regulation S-K.

5. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note significant disparities in Mr. Cote's salary, the amounts awarded to him under the 2006 annual ICP and the 2005-2006 GP, and the option award granted on February 17, 2006. We also note that Mr. Anderson was the sole recipient of a restricted unit on July 28, 2006. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Benchmarking; Peer Group, page 24

6. If you have benchmarked different elements of your compensation against different comparator groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. In addition, please include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Incentive Bonus, page 24

7. The descriptions of the Annual Incentive Bonus and Growth Plan are somewhat dense and difficult to understand. Please give appropriate consideration to providing concise and clear discussions of the material concepts of the respective incentive programs and the specific payments made to the NEOs. The overall operation of the programs, as well as the components and terminology, used in determining compensation payable, should be readily understandable and fit within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732A. For instance, and without limitation, please revise your disclosure to:

- show how the three performance indicators (EPS, free cash flow and working capital turns) for the annual incentive bonus and the three relevant indicators for the growth plan (EPS, organic growth and return on investment) are ultimately distilled into a single funding percentage and how such funding percentage translates into a particular payment amount.

- discuss the "non-financial objectives", including how these objectives are measured and any relevant targets, which impact the annual bonus award. Refer to Item 402(b)(2)(vii) of Regulation S-K.

- discuss, with respect to the annual incentive bonus, why your "peer EPS growth adjustment" is measured with reference to indices other than your benchmarking peer group.

- discuss whether the performance periods under the Growth Plan overlap (2005-2006, 2006-2007, etc.) or run consecutively (2005-2006, 2007-2008, etc.). If the former, it would appear that the Grants of Plan-Based Awards Table should be revised to present threshold, target and maximum award information under the Growth Plan for the 2006-2007 performance period.

To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In this regard, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

8. To the extent performance goals for 2007 were determined at the beginning of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the preceding comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

9. We note that incentive compensation may be adjusted in the committee's discretion. For instance, the committee reduced the funding percentage for its specialty materials business group and increased the funding percentage for its

aerospace group. We also note that for purposes of the Growth Plan, the ROI target was modified to reflect the acquisition of Novar. Please more fully address the discretion wielded by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses? Alternatively, when objective performance criteria are satisfied, what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Employment Agreements; Severance Plan, page 31

10. In this section or later under "Potential Payments Upon Termination or Change in Control", please include a more detailed discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its NEOs. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

Pension Benefit Calculation Formulas, page 42

11. Please expand your disclosure relating to the Allied Salary and Signal Formulas and how retirement benefits were calculated. Please provide a clear concise presentation of how these formulas were used to determine this component of executive compensation. Please ensure that your disclosure is not be overly technical and should be clear and understandable.

Certain Relationships and Related Transactions, page 57

12. Please provide additional disclosure regarding the "responsible committees" which may be charged with ratifying or approving related party transactions. Refer to Item 404(b)(iii) of Regulation S-K. In addition, please confirm that your definition of "related person" is consistent with the definition set forth in Instruction 1.b. to Rule 404(a) of Regulation S-K. Further, please include a statement of whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, disclose how such policies are evidenced.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor